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                             October 6, 2021

       Jaymes Winter
       Chief Executive Officer
       Nubia Brand International Corp.
       13355 Noel Rd.
       Suite 1100
       Dallas, TX 75240

                                                        Re: Nubia Brand
International Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
27, 2021
                                                            color:white;"_
                                                            CIK No. 0001881551

       Dear Mr. Winter:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Alex Weniger-Araujo